UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

ENVIRO TECHNOLOGIES U.S., INC.

(Exact name of Registrant as specified in its charter)

Florida	000-30454	65-0742890
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

408 State Hwy 135 N, Kilgore, Texas 75662

(Address of Principal Executive Offices, including Zip Code)

(903) 392-0948
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: September 27, 2022

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

ENVIRO TECHNOLOGIES U.S., INC.

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

September 23, 2022

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share, of Enviro Technologies U.S., Inc., a Florida corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ENVIRO TECHNOLOGIES U.S., INC. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Jimmy R. Galla, Chief Executive Officer of Enviro Technologies U.S., Inc., 408 State Hwy 135 N, Kilgore, Texas 75662

By Order of the Board of Directors,

/s/ Jimmy R. Galla
Jimmy R. Galla, Chief Executive Officer

Kilgore, Texas

September 23, 2022

INTRODUCTION

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE POTENTIAL CHANGE IN THE MAJORITY OF OUR DIRECTORS. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

This Information Statement (the “Information Statement”) is being mailed on or about September 27, 2022, to the holders of record as of September 23, 2022, of shares of common stock, par value $0.001 per share (the “Common Stock”), of Enviro Technologies U.S., Inc., a Florida corporation, (the “Company,” “Enviro”, “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) in connection with a Share Exchange Agreement (the “Agreement”) effective September 6, 2022 (the “Closing”) by and between the Company, Banner Midstream Corp., a Delaware corporation (“Banner Midstream”) and Ecoark Holdings, Inc., a Nevada corporation and the sole shareholder of Banner Midstream (“Ecoark”). Under the Agreement the Company acquired all of the capital stock of Banner Midstream owned by Ecoark, which represents 100% of the issued and outstanding shares of Banner Midstream in exchange for 12,996,958 shares of the Company’s Common Stock (the “Exchange”). Following the Closing, Banner Midstream is a wholly-owned subsidiary of the Company and Ecoark owns approximately 70% of the issued and outstanding Common Stock of the Company.

The Agreement provided for a change in the composition of the entire Board following the Closing, which will be no earlier than the 10th day following the date this Schedule 14F-1 is filed with the Securities and Exchange Commission (the “SEC”) and mailed to our stockholders. At the Closing, the Board of Enviro fixed the number of directors of Enviro at four and appointed two individuals designated by Banner Midstream, Jimmy R. Galla and Jimmy “JD” Reedy, to serve on the Board. The two current Enviro directors, Raynard Veldman and John A. DiBella, have agreed to resign as directors, at such time as Enviro complies with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. Their resignation shall be effective upon the 10th day after the mailing of this Information Statement. Immediately prior to the Closing, John A. DiBella, the sole officer of Enviro tendered his resignation as the sole officer of Enviro, and the Board of Enviro appointed Jimmy R. Galla as Enviro’s Chief Executive Officer and Chief Financial Officer. Jimmy R. Galla currently serves as Chief Accounting Officer of Ecoark. JD Reedy currently serves as Chief Operating Officer of Banner Midstream. Mr. DiBella continues to serve as the sole officer of Florida Precision Aerospace, Inc., the Company’s wholly owned subsidiary (“FPA”).

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the terms of the Agreement, a copy of which was filed with the Securities and Exchange Commission on August 29, 2022 as Exhibit 2.1 to our Current Report in Form 8-K dated August 23, 2022.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement.

Please read this Information Statement carefully. It describes certain terms of the Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Exchange. All Company filings and exhibits thereto are available to the public at the SEC’s website at http://www.sec.gov.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only classes of equity securities that are currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. On September 23, 2022, the Company has 18,567,083 shares of Common Stock issued and outstanding, which includes 12,996,958 shares issued under the Exchange. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the Agreement, at the Closing Banner Midstream became our wholly-owned subsidiary and Ecoark owns Common Stock which represents 70% of our then issued and outstanding Common Stock on a fully diluted basis.

The transactions contemplated by the Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The shares of our Common Stock issued in connection with the Agreement were issued in reliance upon exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

As described above, the Agreement provides for a change in the composition of the entire Board following the Closing. Because of the issuance of securities contemplated by the Agreement as well as the change in the composition of the Board following the Closing, the Exchange results in a change-of-control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

At the Closing, the Board of Enviro fixed the number of directors of Enviro at four and appointed two individuals designated by Banner Midstream, Jimmy R. Galla and Jimmy “JD” Reedy, to serve on the Board. In addition, John A. DiBella, the sole officer of Enviro tendered his resignation as the sole officer of Enviro, and the Board of Enviro appointed Jimmy R. Galla as Enviro’s Chief Executive Officer and Chief Financial Officer. Jimmy R. Galla currently serves as Chief Accounting Officer of Ecoark. JD Reedy currently serves as Chief Operating Officer of Banner Midstream. Mr. DiBella remains the sole officer of FPA, the Company’s wholly owned subsidiary. The two Enviro directors prior to the Exchange, Raynard Veldman and John A. DiBella, resigned as directors effective at such time as Enviro complies with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. The following table sets forth certain information regarding our directors and executive officers:

Name	Age	Position(s)

Jimmy R. Galla	55	Chief Executive Officer, Chief Financial Officer and Director
Jimmy “JD” Reedy	53	Director and Chief Operating Officer of Banner Midstream
John A. DiBella	50	Director and Chief Executive Officer of FPA(1)
Raynard Veldman	61	Director(1)

(1)	Resigned as a director on the Closing, such resignation is effective upon the 10th day after the mailing of this Information Statement.

Jimmy R. Galla has served as Ecoark’s Chief Accounting Officer since October 22, 2020. He had previously served as Ecoark’s Director of Financial Reporting since July 20, 2020, and prior to that he served as an accounting consultant to Ecoark from January 2017 to March 2020. From October 2017 to July 2020, Mr. Galla served as VP, Financial Accounting Lead Analyst, Deputy Controller Department of Citibank, Inc.

JD Reedy has served as Chief Operating Officer of Banner Midstream since April 2019. During the two years prior to that he was VP of Sales for its predecessor.

John A. DiBella has served as a member of the Board since August 2006 and served as our Chief Executive Officer and Chief Financial Officer from November 2011 to September 6, 2022. Mr. DiBella also serves as the sole officer of FPA. From 2000 through January 2002 Mr. DiBella provided consulting services to our Company. In January 2002 we hired him to serve as a Vice President and Director of Business Development, and thereafter prior to being named Chief Executive Officer, Mr. DiBella also previously served as our Chief Operating Officer. Mr. DiBella co-founded and served as President of PBCM, a financial management company located in New Jersey from 1997 to 1999. Prior to co-founding PBCM, Mr. DiBella worked for Donaldson, Lufkin and Jenrette, a NYSE member firm.

Raynard Veldman has served as a director of the Company since August 2014. Since 2014, Mr. Veldman has operated Veldman Consulting Corporation which provides consulting services, commission sales, and has made investments in the oil and gas and chemical industries where he is an active participant in the businesses. He served as vice president for Magnablend, Inc., a custom chemical blending and manufacturing company from February 2012 to July 2014.

Family Relationships and Other Arrangements

There are no family relationships among our current or expected directors and executive officers. All of our directors will be appointed to the Board pursuant to the Agreement.

CORPORATE GOVERNANCE

Board Composition

The Board, which consisted of John A. DiBella and Raynard Veldman prior to the Closing, increased from two authorized directors to four authorized directors immediately following the Closing. As such time as Enviro complies with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, John A. DiBella and Raynard Veldman shall resign. Our bylaws provide that the number of directors may be increased or decreased from time to time by action of the directors. Directors are elected to the Board at each annual meeting of our stockholders and serve until their successors are elected or appointed, unless their office is vacated earlier. The term of office for each of the directors will expire at the time of our next annual meeting of stockholders.

Transactions with Related Persons

EVTN

Pursuant to the Agreement (i) on August 23, 2022, Enviro issued John A. DiBella and Raynard Veldman 6% unsecured convertible promissory notes in the principal amount of $815,565 and $90,000, respectively, convertible at the option of the holder at $0.06 per share, with a maturity date of 12 months from the Closing Date in satisfaction of all of their accrued payroll and consulting fees and Mr. Veldman’s advances to Enviro, and (ii) at the Closing Enviro issued John A. DiBella a 6% unsecured promissory note in the principal amount of $139,000, with a maturity date of three months from the Closing Date in satisfaction of Mr. DiBella’s advances to Enviro. In addition, Banner Midstream and Mr. DiBella will use their best efforts to enter a mutually agreed upon advisor agreement.

Banner Midstream

As described above, our proposed new members of the Board are Jimmy R. Galla and JD Reedy. Furthermore, our new Chief Executive Officer and Chief Financial Officer is Jimmy R. Galla. Jimmy R. Galla currently serves as Chief Accounting Officer of Ecoark. JD Reedy currently serves as Chief Operating Officer of Banner Midstream. Immediately following the Closing, Ecoark owns approximately 70% of the issued and outstanding shares of Enviro Common Stock.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the Florida Business Corporation Act.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange or an inter-dealer quotation system that has requirements that a majority of the Board be independent. We evaluate independence by the standards for director independence set forth in the Nasdaq Marketplace Rules. Under these rules, a director is not considered to be independent if he also is an executive officer or employee of the Company. Accordingly, our current director, John A. DiBella, is not an independent director as he also serves as an executive officer of the Company. The Company has one independent director, Raynard Veldman. Mr. Veldman is considered “independent” as defined under Rule 5605 of the Nasdaq Marketplace Rules. In addition, following the effectiveness of Mr. Raynard’s resignation, the Company will have no independent directors as Jimmy R. Galla and JD Reedy would not be considered to be independent directors under the standards for director independence set forth in the Nasdaq Marketplace Rules.

Board Meetings; Annual Meeting Attendance

The Board did not meet and the Company did not hold an annual meeting during fiscal year ended December 31, 2021. The Board has conducted all of its business and approved all corporate action during the fiscal years ended December 31, 2020 and December 31, 2021 through unanimous written consents of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our Chief Executive Officer and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange, we are not presently required to have board committees. Our Board presently consists of two members and as such we do not have standing audit, nominating or compensation committees, committees performing similar functions, or charters for such committees. The functions that might be delegated to such committees are carried out by our Board, to the extent required. Further, we believe that the cost of associated with such committees, is not justified under our current circumstances.  Other than Mr. Galla, our other Board members do not qualify as an “audit committee financial expert” as such term is defined in the rules of the Securities and Exchange Commission. We have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Board Leadership Structure and Role in Risk Oversight

John A. DiBella and Raynard Veldman served as our directors prior to Closing and John A. DiBella served as our sole officer prior to Closing. No sooner than the 10th day following the mailing of this Information Statement, the Board will have two directors, Jimmy R. Galla and JD Reedy. At present, we have determined that this leadership structure is appropriate for the Company due to our limited operations and resources.

The Board recognizes that the leadership structure is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Enviro Technologies U.S., Inc., 408 State Hwy 135 N, Kilgore, Texas 75662, Attention: Board of Directors.

Executive Compensation

The following table summarizes all compensation recorded by us in the past two years for:

●	our principal executive officer or other individual serving in a similar capacity;

●	our two most highly compensated named executive officers at December 31, 2021 whose annual compensation exceeded $100,000; and

●	up to two additional individuals for whom disclosure would have been required but for the fact that the individual was not serving as an executive officer at December 31, 2021.

Summary Compensation Table
Name and principal position	Year	Salary (S)	All other compensation ($)(1)	Total ($)
John A. DiBella,	2021	210,000	25,936	235,936
President, Chief Executive Officer and Chief Financial Officer	2020	210,000	23,034	233,034

(1)	Represents healthcare benefits.

Outstanding Equity Awards at December 31, 2021

There are no outstanding equity awards held by our named executive officers at December 31, 2021.

How Mr. DiBella’s Compensation is Determined

We are not a party to an employment agreement with Mr. DiBella. His compensation is determined by the Board of which he was one of the two members. Effective for 2021 and 2020, the Company incurred annual salary expenses for Mr. DiBella of $210,000. For 2021 and 2020, the Company paid Mr. DiBella $151,250 and $156,650, respectively. Of the $151,250 paid to Mr. DiBella in 2021, $26,250 was paid in cash and $125,000 was a reduction of his accrued salary for conversion into 500,000 shares of Common Stock of the Company. Effective December 30, 2021, Mr. DiBella converted $125,000 of his accrued salary (the “Conversion Amount”) into 500,000 restricted shares of common stock of the Company in full satisfaction of the Conversion Amount. Of the $156,650 paid to Mr. DiBella in 2020, $81,650 was a reduction of his accrued salary in payment for the exercise of options, including some options of the Company’s employees and a related party. The unpaid accrued salary balances as of December 31, 2021 and June 30, 2022, are $723,065 and $828,065, respectively. The timing of the payment of any of the accrued but unpaid compensation due Mr. DiBella may be determined by the Board at any time. In addition, Mr. DiBella’s compensation may be changed at any time by the Board. See “Transactions with Related Persons” above.

Consulting Fees Paid to Mr. Veldman

In addition to his compensation for serving as a member of the Company’s Board set forth below, from July 1, 2017 through August 2022, the Company has paid Mr. Veldman a fee of $2,500 per month for consulting services. For 2021 and 2020, he received consulting fees of $30,000 and $30,000, respectively. Effective December 30, 2021, Mr. Veldman converted $30,000 of outstanding consulting fees into 120,000 shares of restricted common stock of the Company in full satisfaction of $30,000 of accrued consulting fees. The unpaid consulting fees and Board fees balances as of December 31, 2021 and June 30, 2022, are $54,500 and $75,500, respectively. The timing of the payment of any of the accrued but unpaid due Mr. Veldman may be determined by the Board at any time. See “Transactions with Related Persons” above.

Director Compensation

Our Board compensation plan effective for non-management directors prior to the Closing consisted of a $1,000 monthly cash payment. In addition, Board members may be reimbursed for out-of-pocket expenses related to participation in Board and committee meetings. No reimbursable payments were made during 2021.

Equity Compensation Plan

We do not have any stock option or equity plans.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the number of shares of our Common Stock beneficially owned as of September 23, 2022, following the Closing of the Exchange, by (i) each beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each director or named executive officer of the Company and (iii) all directors and officers as a group. As of September 23, 2022, 18,567,083 shares of our Common Stock were issued and outstanding. In determining the percentage of shares of Common Stock beneficially owned, the following table assumes the resignations of Raynard Veldman and John A. DiBella as directors of the Company effective upon the 10th day following the mailing of this Information Statement. Under the rules of the SEC, a person is considered to be the beneficial owner of securities owned by him (or certain persons whose ownership is attributed to him) and that can be acquired by such person within 60 days from September 23, 2022, including the exercise of options, warrants or convertible securities. The Company determined a beneficial owner’s percentage ownership by assuming that options, warrants or convertible securities that are held by such person, but not those held by any other person, and which are exercisable within 60 days of that date, have been exercised or converted. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table would have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table’s footnotes, the address of each stockholder listed in the table is c/o Enviro Technologies, U.S., Inc., 408 State Hwy 135 N., Kilgore, Texas 75662.

Name	Shares of Common Stock Beneficially Owned		Percentage of Common Stock Beneficially Owned
Directors and Named Executive Officers:
Jimmy R. Galla, Director	0	(1)	---
Jimmy “JD” Reedy, Director	0		---
John A. DiBella, FPA Chief Executive Officer	15,219,212	(2)(3)	33.3%
All directors and executive officers as a group (3 persons)	15,219,212	(2)	33.3%

5% Stockholders:
Raynard Veldman	2,039,144	(4)	9.5%
Ecoark Holdings, Inc.	12,996,958	(5)	70.0%

(1)	Jimmy R. Galla currently serves as Chief Accounting Officer of Ecoark and disclaims any beneficial ownership in the shares held by Ecoark.
(2)	The number of shares of common stock beneficially owned by Mr. DiBella includes 15,000 shares held by his minor children. Also includes up to 13,592,750 shares of Common Stock issuable upon conversion of a 6% unsecured convertible promissory note in the principal amount of $815,656.
(3)	Address is 1543 Deer Path, Mountainside, NJ 07092.
(4)	Includes up to 1,500,000 shares of Common Stock issuable upon conversion of a 6% unsecured convertible promissory note in the principal amount of $90,000. Address is P.O. Box 841, Bellaire, TX 77402.
(5)	Randy May is the Chief Executive Officer of Ecoark and may be deemed to beneficially own the shares held by Ecoark. Represents 12,996,958 shares of the Company’s common stock issuable pursuant to the Exchange.

Changes in Control

Except as contemplated by the Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Enviro Technologies U.S., Inc.

Dated: September 23, 2022	By:	/s/ Jimmy R. Galla
	Name:	Jimmy R. Galla, Chief Executive Officer